NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission ('SEC') of its intention to remove the entire class of Common Stock (the 'Common Stock') of The Bombay Company (the 'Company') from listing and registration on the Exchange at the opening of business on July 23, 2007, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Company has fallen below the Exchange's continued listing standard regarding average closing price. Specifically, the Company's Common Stock is less than $1.00 over a consecutive 30 trading day period. Also, the Company has fallen below the requirement for average global market capitalization over a consecutive 30 trading day period of not less than $75 million and stockholders' equity of not less than $75 million. The Company submitted materials to NYSE Regulation regarding its plans to address the above matters. However, after reviewing these plan materials, NYSE Regulation decided to proceed with suspension of the common stock. 1. The Exchange's Listed Company Manual, Sections 802.01B and C, states, in part, that the Exchange would normally give consideration to delisting a security of either a domestic or non-U.S. issuer when: average closing price of a security is less than $1.00 over a consecutive 30 trading-day period; average global market capitalization over a consecutive 30 trading-day period is less than $75,000,000 and, at the same time, total stockholders' equity is less than $75,000,000. 2. The Exchange, on June 25, 2007, determined that the Common Stock should be suspended from trading before the opening of the trading session on June 28, 2007, and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified by letter on June 25, 2007. 3. Pursuant to the above authorization, a press release was issued on June 25, 2007, and an announcement was made on the 'ticker' of the Exchange at the opening and at the close of the trading session on June 26, 2007 and other various dates of the proposed suspension of trading in the Common Stock. Similar information was included on the Exchange's website. Trading in the Common Stock on the Exchange was suspended before the opening of the trading session on June 28, 2007. 4. On June 25, 2007, the Company publicly stated in its press release that it 'does not intend to request a review of the NYSE's determination.' The Exchange also notifies the SEC that as a result of the above indicated conditions this security was suspended from trading on June 28, 2007.